

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2012

Via E-mail
Mr. Richard K. Matros
Chairman, President and Chief Executive Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> Re: **Sabra Health Care REIT, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 1, 2012**
> **File No. 1-34950**

Dear Mr. Matros:

We have read your supplemental response letter dated July 2, 2012, and have the following comment. Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

General

1. We note the three bullet-pointed acknowledgements (i.e. Tandy language) provided at the end of your response letter dated July 2, 2012. However, these acknowledgments must be provided in writing from your management, not from your outside counsel on management's behalf. Please include the required written acknowledgements by a member of management in your next response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Staff Attorney, at (202) 551-3673 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: Michael Costa